Filed by Discovery Partners International, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Infinity Pharmaceuticals, Inc.

Commission File No. 333-134438

Additional Information about the Merger and Where to Find It

In connection with the proposed merger transaction between Infinity Pharmaceuticals, Inc. (“Infinity”) and Discovery Partners International, Inc. (“Discovery Partners”), on July 11, 2006, Discovery Partners filed with the Securities and Exchange Commission (the “SEC”) an amended registration statement that contains a proxy statement/prospectus. Investors and securityholders of Discovery Partners and Infinity are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed transaction because it contains important information about Discovery Partners, Infinity and the proposed transaction. Discovery Partners’ stockholders can obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Discovery Partners and Infinity, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the Solicitation

Discovery Partners and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Discovery Partners in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Discovery Partners is also included in Discovery Partners’ proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC’s web site (http://www.sec.gov) and from Discovery Partners’ Investor Relations at the address listed above.

On August 2, 2006, Infinity made the presentation set forth below at the Robert W. Baird Focus on Oncology Conference.

RW Baird Focus on Oncology Conference August 2, 2006

2 * * * * * * * * * *

Forward-Looking Statements
• Various statements in this presentation concerning our future expectations, plans and prospects constitute forward-looking statements for the purposes of the safe harbor provisions under The
Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding the proposed transaction with Discovery Partner International (DPI), DPI and the combined company's net cash at closing, the trading of the combined company's shares on the NASDAQ National Market, the potential value created by the proposed merger for DPI's and Infinity's stockholders, the efficacy, safety, and intended utilization of Infinity's product candidates, the results of discovery efforts and clinical trials, and plans regarding regulatory filings, future research and clinical trials and current and future collaborative activities. Actual results may differ materially from those indicated by such forward-looking statement as a result of various important factors, including risks related to: the ability of DPI and Infinity to complete the proposed transaction; the amount of DPI's net cash at closing; the availability of funds to continue research and development activities; the results of future clinical trials with respect to
Infinity's product candidates and compounds and Infinity's ability to successfully develop and commercialize product candidates; the success of Infinity's collaborations and its ability to enter into additional collaborations;; the timing and success of regulatory filings;; the scope of
Infinity's patents and the patents of others; competitive factors and other risks and uncertainties more fully described in DPI's filings with the Securities and Exchange Commission, including its
Registration Statement on Form S-4, as filed on May 24, 2006 and subsequently amended. The proposed transaction is subject to customary closing conditions, including approval of DPI's and Infinity's stockholders.
• Any forward-looking statements speak only as of the date made. Infinity undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

4 Mission To develop targeted therapies for the treatment of cancer and related conditions discovered through the use of our innovative small molecule drug technologies

5 Strategy • Drugs – Internally discovered novel small molecules • Targets – “Well-credentialed, but not well-trodden” • Products – Opportunity for first-in class or fast follower best-in-class

Leadership team
Mr. Steven Holtzman, CEO
Millennium, DNX
Dr. Julian Adams, President & CSO
Millennium, ProScript
Boehringer Ingelheim, Merck
Ms. Adelene Perkins, CBO
Transform, Genetics Institute,
Bain, GE
Dr. Christine Bellon, Sr Patent Counsel
Wyeth, Fish & Richardson
Dr. Michael Foley, VP Chemistry
Harvard ICCB, Glaxo, BMS
Dr. Christian Fritz, Sr Dir Cancer Biology
Millennium, Chemgenix
Dr. David Grayzel, VP Clinical Development
& Medical Affairs
Dyax,  Mass General Hospital
Dr. Vito Palombella, VP Biology
Syntonix, Millennium, ProScript
Dr. Margaret Read, Sr Dir Cancer Biology
Millennium, ProScript
Dr. Jeffrey Tong, VP Corp Prod Dev
McKinsey & Co, Harvard Center for
Genomics Research
Dr. Jim Wright, VP Pharm Dev
Millennium, Alkermes, Boehringer
Ingelheim, Syntex, U. of Wisconsin

Product Pipeline: IPI-504 (Hsp90)
Discovery Preclinical IND Filing
Hsp90
(IPI-504)
Clinical Trials
Bcl-2/Bcl-xL &
Additional
Targets
2005
2007/2008 forward
Phase I ongoing
Phase II expected by
early 2007
Hedgehog
Pathway
Phase I expected by
early 2007
On-going studies
TBD based on data/results

Product Pipeline: IPI-504 (Hsp90)
Discovery Preclinical IND Filing
Hsp90
(IPI-504)
Clinical Trials
Bcl-2/Bcl-xL &
Additional
Targets
2005
2007/2008 forward
Phase I ongoing
Phase II expected by
early 2007
Hedgehog
Pathway
Phase I expected by
early 2007
On-going studies
TBD based on data/results

• Broad activity, multiple cancers
• Single agent activity
• Synergy in combination
• Activity in resistant settings
• Large therapeutic window
• 2
nd
generation oral formulation
under development
Lead Clinical Product: IPI-504
IPI-504
OH
N
H
N
OH
O
OH
Me
O
O
O
O
NH
2
H H
+
Cl
-

IPI-504: Broad Market Potential
Indications
Multiple Myeloma (MM)
Chronic Myelogenous Leukemia (CML)
Acute Myelogenous Leukemia (AML)
Non-Hodgkin’s Lymphoma (NHL)
Gastrointestinal Stromal Tumors (GIST)
Breast cancer (HER2+)
Non-small cell lung cancer (NSCLC)
Renal cell carcinoma
Malignant Melanoma
Hormone Refractory Prostate cancer (HRPC)
Hematologic
malignancies
Solid
tumors

H6
H5
C
L2
N
H4
GDM from complex super-imposed on the apo structures
Closed (apo-I222)
Open (apo-P2$_1$)
GDM from Complex

Infinity
PHARMACEUTICALS

•
Stabilizes proteins in
functional conformations
•
Two roles in cancer
–
Generally: Maintaining
protein homeostasis in
cancer cells
–
Specifically: Stabilization
of key oncoproteins,
including drug-resistant
ones
Heat Shock Protein 90 (Hsp90)

Hematologic

κ

Solid tumor

Infinity PHARMACEUTICALS

Velcade
Gleevec / AMN107
Investigational
Gleevec / Sutent
Herceptin
Tarceva / Erbitux
Sorafenib / Sutent
Sorafenib
Investigational
Targeted therapy
The emerging world of targeted cancer therapies
Indication
Myeloma
CML
AML
GIST
Breast (HER2+)
NSCLC
Renal cell
Melanoma
Prostate (PTEN -/-)
NF- B
Bcr-Abl
Flt3
c-Kit
HER2
EGFR
VEGFR / HIF-1a
b-Raf
p-Akt
Molecular Target

Hematologic

κ

Solid tumor

Infinity
PHARMACEUTICALS

The emerging world of targeted cancer therapies
NF- B
Bcr-Abl
Flt3
c-Kit
HER2
EGFR
VEGFR / HIF-1a
b-Raf
p-Akt
Molecular Target
All are clients of Hsp90
Inhibiting Hsp90 affects the
stability of these targets

Highly
responsive to
Hsp90
inhibition
Alternative to
chasing
mutations
T315I
T790M
T670I
Hsp90: Potential Universal Salvage Therapy
BCR-ABL
EGFR
KIT
Hsp90 Client Disease Drug
CML
NSCLC
GIST
Gleevec,
Dasatinib
Tarceva,
Iressa
Gleevec,
Sutent
Kinase
Inhibitor
Resistance
Mutation

Placebo
Gleevec
IPI-504
Collaboration:
Shauguang Li, Jackson Labs
0.0%
20.0%
40.0%
60.0%
80.0%
100.0%
15 17 19 21 23 25 27 29 31 33
Days
Oral IPI-504: survival benefit in Gleevec-resistant T315I
CML transplantation model
Gleevec: 100 mpk / b.i.d.
IPI-504: 50 mpk / q.o.d.

Placebo
Gleevec
IPI-504
Collaboration:
Shauguang Li, Jackson Labs
0.0%
20.0%
40.0%
60.0%
80.0%
100.0%
15 17 19 21 23 25 27 29 31 33
Days
Oral IPI-504: survival benefit in Gleevec-resistant T315I
CML transplantation model
Gleevec: 100 mpk / b.i.d.
IPI-504: 50 mpk / q.o.d.

Collaboration:
Shauguang Li, Jackson Labs
Placebo
Gleevec
IPI-504
0.0%
20.0%
40.0%
60.0%
80.0%
100.0%
15 17 19 21 23 25 27 29 31 33
Days
Oral IPI-504: survival benefit in Gleevec-resistant T315I
CML transplantation model
Gleevec: 100 mpk / b.i.d.
IPI-504: 50 mpk / q.o.d.

•
Phase I MM trial: complete
•
Phase I GIST trial: complete
•
Phase II MM and/or GIST trial: initiate
Additional potential indications and milestone events
•
Phase I combination studies
(e.g.
Taxotere, Velcade, Gleevec)
•
Additional Phase II studies
(e.g.
NSCLC, CML, CLL)
IPI-504: Clinical Goals for Remainder 2006 / Early 2007

On-going trial
Phase II – additional
indication or combination
2005 2006 2007 2008
Multiple myeloma
Phase I
• Multiple myeloma
• GIST
• Combinations
GIST
Phase II
• GIST / MM
• Other indications
Phase II– MM or GIST
TBD based on data/results
IPI-504: Clinical Plan
Phase Ib – combinations

Product Pipeline: IPI-504 (Hsp90)
Discovery Preclinical IND Filing
Hsp90
(IPI-504)
Clinical Trials
Bcl-2/Bcl-xL &
Additional
Targets
2005
2007/2008 forward
Phase I ongoing
Phase II expected by
early 2007
Hedgehog
Pathway
Phase I expected by
early 2007
On-going studies
TBD based on data/results

Hedgehog program summary
•
Potential for first-in-class systemic hedgehog inhibitor
•
Proprietary NCE’s
•
Systemic (sub-cu and oral) products
•
Lead molecule in advanced preclinical development
•
First in man by 2007
•
Broad anti-cancer potential
•
Strong data supporting pancreatic, metastatic prostate,
SCLC, others
•
Single agent activity
•
Potential for synergy with standards of care

1
Hahn et
al.,
1996, Cell 85: 841
2
Bale & Yu, 2001, Human Molec.
Genetic.
10: 757 (review)
3
Berman et
al.,
2002 Science 297: 1559
4
Berman et al., 2003 Nature 425: 846
5
Kayed et al., 2004 Int. J. Cancer 110: 668
6
Thayer et
al.,
2003 Nature 425: 851
7
Karhadkar et al., 2004
Nature,
431: 707
8
Fan et
al.,
2004 Endocrinology 145: 3961
9
Watkins et
al.,
2003, Nature 422: 313
10
Sicklick 2005
ASCO;
Mohini, 2005 AACR
11
Kubo et
al.,
2004 Cancer
Res.
64 :6071
State
Normal
Basal cell carcinoma
1,2
Medulloblastoma³
Pancreatic cancer
4,5,6
Prostate cancer
7,8
Small cell lung cancer
9
Hepatocellular cancer
10
Breast Cancer
11
Pathway activation
OFF
ON
ON
ON
ON
ON
ON
ON
Hedgehog Pathway: Broad Rationale in Solid Tumors

23 0 200 400 600 800 1000 1200 1400 1600 31 36 41 46 51 56 61 Days Vehicle IPI-609 10 mpk/day IPI-609 efficacious in PC-3 prostate xenograft

F
I
L
E
I
N
D
2005 2006 2007 2008
IND-enabling studies Clinical development
Pharmacology
GLP toxicology
Manufacturing
Phase I
• Pancreatic
• SCLC
• Met Prostate, etc.
• Heme malignancies
Phase II
• Single or combo
Phase II or III
• Registration trial
IPI-609 clinical plan
On-going studies
TBD based on data

Product Pipeline: IPI-504 (Hsp90)
Discovery Preclinical IND Filing
Hsp90
(IPI-504)
Clinical Trials
Bcl-2/Bcl-xL &
Additional
Targets
2005
2007/2008 forward
Phase I ongoing
Phase II expected by
early 2007
Hedgehog
Pathway
Phase I expected by
early 2007
On-going studies
TBD based on data/results

•
Bcl family of proteins: key anti-apoptotic factors
– Up-regulated in many cancers
– Up-regulated in response to chemotherapy in many cancers
•
Highly attractive but historically “intractable”
– Protein-protein interaction targets
•
Prospective products
– Combination with chemotherapy: general chemo-sensitizing agent
– Single agent: in cancers dependent on Bcl family members for survival
•
Types of products:
– Bcl-2 selective
– Bcl-2 and Bcl-xL dual selective
Bcl-2 / Bcl-xL Antagonists: Opportunities

Infinity PHARMACEUTICALS

NOVARTIS

Infinity PHARMACEUTICALS

•
Total payments         >$400M
Bcl-2 alliance with Novartis
•
Joint discovery of novel Bcl-2
targeted cancer drugs
•
Infinity participation in clinical
development (at NVS expense)
COLLABORATION
•
Infinity participation in US sales
effort (at NVS expense)
$30M
•
Upfront &
committed funds
FINANCIALS
•
Royalties on WW sales

AMGEN

Johnson & Johnson

NOVARTIS

Infinity

PHARMACEUTICALS

•
Diversity Oriented Synthesis (DOS)
•
2004 – 2006:  > $60 million upfront/committed cash
•
Additional milestone and royalty potential
•
No license of proprietary Infinity product rights
Small Molecule Drug Technologies & Technology Access
Alliances
N
O
O
H
R²
R³
N
O
R³
H
H
H
O
O
N
R
4
O
R
R2
R1
N
O
NR
4
O
R1
O
SR2
R3

Discovery Preclinical
Start Clinical
Trials
IPI-504
(Hsp90)
Bcl2/Bcl-xL
2005
2007/2008
100% owned
100% owned
Novartis
Non-exclusive
–
Amgen
–
Novartis
–
J&J
Small molecule drug technologies
Alliance and financing strategy: value retention
Hedgehog
Pathway
(e.g., IPI-609)
By early
2007

30 Reverse Merger with Discovery Partners International, Inc. (Nasdaq: DPII) * * * * *

Discovery Partners International (DPII) rationale
•
Response to dramatic changes in discovery business
–
Outsourcing to India, China
–
Price pressures
•
Better upside for investors in near-term product opportunities with significant potential
•
Therefore: divest and invest

Why DPI chose Infinity
•
Top-tier private company
•
Multiple near-term value driving events
–
Ongoing clinical trials
–
Pipeline
–
Partnerships
•
Management that has discovered drugs and built companies
•
Invest in/create a security with market-recognized value

Infinity’s rationale for merger
•
Efficient, timely access to capital
•
Clinical trial / preclinical pipeline funding
–
Generate efficacy data on lead product candidate, IPI-504
–
Accelerate and expand Infinity pipeline

•
A financing event
•
DPI “invests” cash and divests operating units
–
7/7/06: Sale of all DPI operating assets to Galapagos
•
If DPI cash between $70M and $75M, ownership:
–
DPII shareholders = 31%
–
Infinity shareholders = 69%
–
If cash above $75M or below $70M, adjustment applied
The reverse merger: a creative financing and access to
public markets

•
Lead clinical product in two ongoing Phase I cancer studies
– Phase II expected by early 2007
•
Pipeline of preclinical cancer drug candidates
– Internally discovered and developed, chemistry platform
•
4 Pharma/Biotech corporate alliances
– Amgen, J & J and Novartis (2)
•
Proven biotech leadership team
•
Estimated approximately $ 90 million cash
•
Projected cash runway into 2008 through key value driving events before any additional alliances or financing
Snapshot of Post-Merger Infinity (NASDAQ: INFI)

Status of Reverse Merger
File Initial S4
Respond to 1
st
Round of SEC Comments
Respond to 2
nd
Round of SEC Comments
S-4 is Declared Effective
Mail S-4 to DPI and IPI Shareholders
Hold Shareholder Meeting / vote
Following Successful Vote, Deal Closes,
INFI publicly traded
May 24, 2006
July 11, 2006
Early August
Early August
September 12, 2006
September 13, 2006
* Projected: requires SEC approval

•
Product Pipeline
–
IPI-504: Complete Phase I trials
–
IPI-504: Expect to initiate Phase II by early 2007
–
Hedgehog Pathway: Expect to initiate
Phase I by early 2007
–
Pipeline: New INDs / programs for 2007+
•
Successful alliance execution (Novartis, J&J, Amgen)
•
At least one new corporate alliance
•
Financing event
–
Year-end cash runway:  = 12-24 months
NVS - Bcl
2006 Goals, Achievements and Anticipated News Flow
Pending
DPII merger
AMGN
extension